As filed with the Securities and Exchange Commission on July 27, 2005
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under The Securities Act of 1933

SIRNA THERAPEUTICS, INC.
(Exact Name of Registrant As Specified In Its Charter)

Delaware	34-1697351
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

185 Berry Street, Suite 6504
San Francisco, California 94107
(415) 512-7624
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Howard W. Robin
President & Chief Executive Officer
Sirna Therapeutics, Inc.
185 Berry Street, Suite 6504
San Francisco, California 94107
(415) 512-7624
(Name and Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Sam Zucker, Esq.
O’Melveny & Myers LLP
2765 Sand Hill Road
Menlo Park, California 94025
(650) 473-2600

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act of 1933, as amended, registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, as amended, check the following box and list the Securities Act of 1933, as amended, registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $0.01 par value(1)	29,945,513	$2.67(2)	$79,954,519.71	$9,410.65

(1)
Shares of the registrant’s common stock being registered hereby are accompanied by the registrant’s preferred stock purchase rights. Until the occurrence of certain prescribed events, such rights are not exercisable, are evidenced by each certificate for common stock and will be transferred along with and only with the common stock.

(2)
Pursuant to Rule 457(c) under the Securities Act, this per share amount is based on the average high and low prices of our common stock on July 21, 2005 as reported on the Nasdaq National Market. Estimated solely for the purpose of calculating the registration fee.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS
(SUBJECT TO COMPLETION, DATED JULY 27, 2005)

29,945,513 Shares

SIRNA THERAPEUTICS, INC.
Common Stock, par value $0.01 per share

We have prepared this prospectus to allow certain of our current stockholders to sell up to 29,945,513 shares of our common stock. We are not selling any shares of common stock under this prospectus. This prospectus relates solely to the resale of (i) up to an aggregate of 2,703,479 shares of Sirna Therapeutics, Inc. common stock that we sold to certain selling stockholders in connection with the warrant exchange described on page 1 of this prospectus, (ii) up to an aggregate of 2,973,824 shares of Sirna common stock that are issuable upon exercise of warrants to purchase common stock issued to certain selling stockholders in connection with the warrant exchange described on page 1 of this prospectus, (iii) up to an aggregate of 307,738 shares of Sirna common stock that were sold to Abingworth Management, Ltd., as described on page 1 of this prospectus, (iv) up to an aggregate of 151,976 shares of Sirna common stock that were sold to Columbia University as described on page 1 of this prospectus, (v) up to an aggregate of 17,506,250 shares of Sirna common stock that we sold to certain selling stockholders pursuant to the private placement described on page 2 of this prospectus, and (vi) up to an aggregate of 6,302,246 shares of Sirna common stock that are issuable upon exercise of warrants to purchase common stock issued to certain selling stockholders pursuant to the private placement described on page 2 of this prospectus.

The selling stockholders identified in this prospectus may offer the shares or interests therein from time to time through public or private transactions at prevailing market prices or at privately negotiated prices. We will not receive any of the proceeds from the sale of the shares of our common stock being sold by the selling stockholders. Upon the exercise of a portion of the warrants for 2,973,824 shares of common stock by payment of cash, however, we will receive the exercise price of the warrants, which is $2.00 per share, and upon exercise of the remaining portion of the warrants for 6,302,246 shares of common stock by payment of cash, we will receive the exercise price for such warrants, which is initially $1.92 per share. The warrants covered by the registration statement of which this prospectus is a part have a net exercise provision that allows the holder to receive a reduced number of shares of our common stock, which have an aggregate fair value equal to the total exercise price of the warrant shares being purchased upon conversion, without paying the exercise price in cash.

We have agreed to bear all of the expenses incurred in connection with the registration of these shares. The selling stockholder will pay or assume brokerage commissions and similar charges incurred for the sale of these shares of our common stock.

Our common stock is quoted on The Nasdaq National Market under the symbol “RNAI.” On July 25, 2005, the closing price for our common stock was $4.05 per share.

The mailing address and telephone number of our principal executive offices is 185 Berry Street, Suite 6504, San Francisco, California 94107; (415) 512-7624.

The shares of our common stock offered under this prospectus involve a high degree of risk. See “Risk Factors” beginning on page 3 of this prospectus to read about important factors you should consider before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2005.

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

TABLE OF CONTENTS

Page
PROSPECTUS SUMMARY	1
RISK FACTORS	3
USE OF PROCEEDS	9
SELLING STOCKHOLDERS	10
PLAN OF DISTRIBUTION	13
LEGAL MATTERS	15
EXPERTS	15
FORWARD-LOOKING STATEMENTS	15
WHERE YOU CAN FIND MORE INFORMATION	16
INCORPORATION OF DOCUMENTS BY REFERENCE	16

PROSPECTUS SUMMARY

To understand this offering fully and for a more complete description of the legal terms of this offering as well as our company and the common stock being sold in this offering, you should read carefully the entire prospectus and the other documents to which we may refer you, including “Risk Factors,” beginning on page 3, and our financial statements and notes to those statements appearing elsewhere in this prospectus and incorporated by reference in this prospectus.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. We undertake no obligation to update this prospectus for any events occurring after the date of this prospectus.

Sirna Therapeutics, Inc.

Sirna Therapeutics (“Sirna” or the “Company”) is a clinical-stage biotechnology company developing RNAi-based therapies for serious diseases and conditions, including age-related macular degeneration (AMD), hepatitis B and C, dermatology, asthma, Huntington's Disease, diabetes and oncology. Sirna has presented interim Phase 1 clinical trial data for its most advanced compound, Sirna-027, a chemically optimized siRNA targeting the clinically validated vascular endothelial growth factor pathway to treat AMD. Sirna has strategic partnerships with Eli Lilly and Company, Targeted Genetics, Archemix Corporation and Protiva Biotherapeutics. Sirna has a leading intellectual property portfolio in RNAi with 43 issued patents and over 250 pending applications worldwide.

Certain Recent Developments

Warrant Exchange. On December 30, 2004, we entered into a Warrant Exchange Agreement with the Sprout Group, Venrock Associates, Oxford Bioscience Partners, Granite Global Ventures and James Niedel (collectively, the “Warrant Holders”) to exchange the Warrant Holders’ existing warrants to purchase shares of our common stock for new warrants. Each Warrant Holder exchanged its or his existing warrants for (1) one warrant exercisable for the same number of shares into which such Warrant Holder’s existing warrant was exercisable (except that the Sprout Group and James Niedel each exchanged only 25% of their existing warrants for a like number of new warrants) (the “Short Term Warrants”) and (2) one warrant exercisable for 110% of the number of shares into which such Warrant Holder’s existing warrant was exercisable (except that the Sprout Group and James Niedel each received approximately 27.5% of their existing warrant) (the “Long Term Warrants”). The Short Term Warrants were exercisable at an exercise price of $2.52, but only for cash and only if exchanged on or before February 7, 2005. On December 30, 2004, the Warrant Holders exercised all of the Short Term Warrants for 2,703,479 shares of our common stock, for an aggregate exercise price of approximately $6.8 million. The Long Term Warrants are exercisable at an exercise price of $2.00 and expire on December 30, 2009. They were initially exercisable at an exercise price of $3.85 per share, but the exercise price has been adjusted since the initial issuance. On December 30, 2004, a special committee of independent, disinterested members of our Board of Directors recommended that the terms of the exchange of the warrants be approved by our Board of Directors. The Board of Directors adopted the recommendations of the special committee.

Copies of the Warrant Exchange Agreement and the forms of the Replacement Warrants have been filed by us as exhibits to our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2005, and the above description is qualified in its entirety by reference to these documents.

Abingworth and Columbia Purchases. On December 15, 2004, we sold 303,951 shares of our common stock to Columbia University in connection with a licensing agreement, of which 151,976 shares are subject to a lockup for 18 months from the date of purchase. Abingworth Management, Ltd. (“Abingworth”), an accredited institutional investor, subsequently purchased the 151,975 of these shares that were not subject to the 18-month lockup from Columbia University. On February 1, 2005 we sold 155,763 shares of our common stock to an accredited investor in connection with a licensing agreement. Abingworth subsequently purchased all 155,763 of these shares from this accredited investor. Both of these licensing agreements and unregistered sales by us were previously disclosed on our Current Report on Form 8-K filed on February 7, 2005. We have agreed to register all of the shares of our common stock that were purchased by Abingworth and the remaining 151,976 shares that were purchased by Columbia University subject to the 18-month lockup.

2005 Private Placement. On July 5, 2005, we entered into Securities Purchase Agreements (the “Securities Purchase Agreements”) with certain investors, including investors who are our affiliates and who comprise a majority of our Board of Directors either directly or through affiliates, which provide for the issuance and sale by us to these investors of shares of our common stock and warrants exercisable for shares of our common stock (the “2005 Private Placement”). Pursuant to the Securities Purchase Agreements, we agreed to sell to the investors, and they agreed to purchase from us, in two closings, an aggregate of 17,506,250 shares of common stock at $1.60 per share and warrants exercisable for 6,302,246 shares of common stock, which are exercisable at any time from January 6, 2006 through July 6, 2010 at $1.92 per share (subject to potential adjustment down to $1.67 per share) (the “Private Placement Warrants”), subject to the fulfillment of certain terms and conditions. In the first closing of the private placement, which occurred on July 6, 2005, 8,319,564 shares of our common stock and warrants to purchase 2,995,036 shares of our common stock were issued and sold by us and purchased by investors not affiliated with us or with any of our officers, directors or stockholders or any party acting for or on behalf of the foregoing. In the second closing of the 2005 Private Placement, which is scheduled to take place on August 24, 2005, the day after a special meeting of our stockholders, an aggregate of 9,186,686 shares of our common stock and warrants to purchase 3,307,210 shares of our common stock will be issued and sold by us and purchased by (a) the non-affiliated investors and (b) investors who are affiliates of Sirna and who comprise a majority of its Board of Directors, either directly or through affiliates. Other than the different closing dates and the stockholder approval requirement for the second closing, all other terms of the 2005 Private Placement are identical in the two closings. On July 4, 2005, the Board of Directors approved the terms of the 2005 Private Placement.

Copies of the Securities Purchase Agreements and the warrants issued pursuant thereto have been filed by Sirna as exhibits to the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2005, and the above description is qualified in its entirety by reference to these documents.

We issued these shares of common stock and warrants in reliance on an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder. We are now registering for resale under this prospectus the common stock issued to the Warrant Holders, Abingworth Management, Ltd., Columbia University, and the investors in the private placement and the common stock underlying the Long Term Warrants and the Private Placement Warrants.

We were incorporated in Delaware in January 1992. The mailing address and telephone number of our principal executive offices is 185 Berry Street, Suite 6504, San Francisco, California 94107; (415) 512-7624. Our website is located at www.sirna.com. The information found on our website and on websites linked to it are not incorporated into or a part of this prospectus.

The Offering

Common stock offered by selling stockholders (1)	29,945,513 shares

Common stock to be outstanding after the offering(2)	59,104,137 shares

Use of proceeds
We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders. Upon the exercise of a portion of the warrants for 2,973,824 shares of common stock by payment of cash, however, we will receive the exercise price of the warrants, which is $2.00 per share and upon exercise of the remaining portion of the warrants for 6,302,246 shares of common stock by payment of cash, we will receive the exercise price for such warrants, which is initially $1.92 per share. We have agreed to bear all of the expenses incurred in connection with the registration of the shares. See “Use of Proceeds” on page 9.

Nasdaq National Market Symbol	RNAI

(1)
Consists of 20,669,443 shares of common stock held by certain of the selling stockholders, 2,973,824 shares of common stock issuable under warrants held by certain of the selling stockholders that may be exercised within 60 days of June 30, 2005, and 6,302,246 shares of common stock issuable under warrants held by certain of the selling stockholders, which warrants may not be exercised prior to January 6, 2006.

(2)
Based on 59,104,137 shares of our common stock expected to be outstanding immediately after the second closing of the 2005 Private Placement, which is scheduled to take place on August 24, 2005 (based upon 41,597,887 shares of common stock outstanding as of June 30, 2005).

RISK FACTORS

You should consider carefully the following risk factors and all other information contained in this prospectus. Investing in our securities involves a high degree of risk. Any of the following risks could materially adversely affect our business, operating results and financial condition and could result in a complete loss of your investment.

Risks Relating to our Business, Industry and Common Stock

We are a biotechnology company in the early stage of development and have only a limited operating history for you to review in evaluating our current business and its prospects.

Our focus is directed towards RNAi technology, which is in an early stage of pre-clinical and clinical development and will require substantial further testing. There can be no assurance that our technologies will enable us to discover and develop therapeutic products.

All of our product candidates are in early stages of development, have never generated any sales and require extensive testing before commercialization. Our RNAi-based drugs, which are the focus of our business, may require more than five years to bring to market, and may never reach the market. You must consider, based on our limited history, our ability to:

•	obtain the human and financial resources necessary to develop, test, manufacture and market products;

•	engage corporate partners to assist in developing, testing, manufacturing and marketing our products;

•	satisfy the requirements of clinical trial protocols, including patient enrollment;

•	establish and demonstrate the clinical efficacy and safety of our products;

•	obtain necessary regulatory approvals; and

•	market our products to achieve acceptance and use by the medical community in general.

We have a history of losses, expect future losses, have a continuing need to raise additional capital, and cannot assure you that we will ever become or remain profitable.

We have incurred significant losses and have had negative cash flows from operations since inception. To date, we have dedicated most of our financial resources to research and development and general and administrative expenses. We have financed our operations through sales of equity securities in public offerings, private placements of preferred and common stock, funds received under our collaborative agreements and financing under equipment and tenant improvement loans. We anticipate that based on  our existing financial resources and expected revenues from collaborations, our cash should be sufficient to meet our anticipated operating and capital requirements into 2007. We will need to raise additional capital through any or all of the following: public or private financing, merger or acquisition, new collaborative relationships, new credit facilities and/or other sources. If we raise funds by issuing and selling more stock, your ownership in us will be diluted. We may grant future investors rights superior to those of existing stockholders. In addition, we do not know if additional funding will be available or available on acceptable terms when needed.

As of June 30, 2005, our accumulated deficit was approximately $267.1 million. We expect that the ability to use our net operating loss as a tax benefit has been significantly restricted as a result of the change of control associated with the 2003 private placement transaction with the Sprout Group, Venrock Associates, Oxford Bioscience Partners IV, TVM V Life Science Ventures GmbH & Co. KG and Granite Global Ventures (collectively, the “Investors”).

We expect to incur losses for at least the next several years because we plan to spend substantial amounts on research and development of our product candidates, including preclinical studies and clinical trials.

Because we must obtain regulatory approval to market our products in the United States and foreign jurisdictions, we cannot predict whether or when we will be permitted to commercialize our products.

The pharmaceutical industry is subject to stringent regulation by a wide range of authorities. We cannot predict whether regulatory clearance will be obtained for any product we develop. A pharmaceutical product cannot be marketed in the United States until it has completed rigorous preclinical testing and clinical trials and an extensive regulatory clearance process implemented by the Food and Drug Administration, the FDA. Satisfaction of regulatory requirements typically takes many years, depends upon the type, complexity and novelty of the product, and requires the expenditure of substantial resources. Of particular significance are the requirements covering research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use.

Before commencing clinical trials in human beings, we must submit and receive approval from the FDA for an investigational new drug, or IND. In addition to the FDA regulations, clinical trials are subject to oversight by institutional review boards at the universities or research institutions where we plan to carry out our clinical trials. The clinical trials:

•	must be conducted in conformity with the FDA’s good laboratory practice regulations;

•	must meet requirements for institutional review board oversight;

•	must meet requirements for informed consent;

•	must meet requirements for good clinical practices;

•	are subject to continuing FDA oversight;

•	may require large numbers of test subjects; and

•
may be suspended by the FDA or us at any time if it is believed that the subjects participating in these trials are being exposed to unacceptable health risks or if the FDA finds deficiencies in the IND or the conduct of these trials.

Before receiving FDA clearance to market a product, we must demonstrate that the product is safe and effective on the patient population that would be treated. Data obtained from preclinical and clinical activities are susceptible to varying interpretations that could delay, limit or prevent regulatory clearances. In addition, delays or rejections may be encountered based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review.

Failure to comply with applicable FDA or other applicable regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory action against our potential products or us. Additionally, we have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approval.

If regulatory clearance for a product is granted, this clearance will be limited to those disease states and conditions for which the product is demonstrated through clinical trials to be safe and efficacious. We cannot ensure that any compound developed by us, alone or with others, will prove to be safe and efficacious in clinical trials and will meet all the applicable regulatory requirements needed to receive marketing clearance.

Outside the United States, our ability to market a product is contingent upon receiving a marketing authorization from the appropriate regulatory authorities. This foreign regulatory approval process includes all of the risks associated with FDA clearance described above.

We may experience negative results, problems or delays in our clinical trials with Sirna-027, or subsequent clinical trials, that could adversely affect our stock price, financial position and our commercial prospects.

We are required to do extensive testing in animal models with our product candidates before we can be approved by the FDA to initiate clinical trials in humans. We cannot be sure that our drugs will be safely tolerated by humans or be efficacious. Therefore, as our clinical trials progress we will closely monitor results for both safety and efficacy. Results from our early stage clinical trials are based on a limited number of patients and may, upon review, be revised or negated by authorities or by later stage clinical trials. Historically, the results from preclinical testing and early clinical trials have often not been predictive of results obtained in later clinical trials. A number of new drugs and biologics have shown promising results in clinical trials, but subsequently failed to establish sufficient safety and efficacy data to obtain necessary regulatory approvals. Data obtained from preclinical and clinical activities are susceptible to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, we may encounter regulatory delays or rejections as a result of many factors, including: changes in regulatory policy during the period of product development; delays in obtaining regulatory approvals to commence a study; lack of efficacy during clinical trials; or unforeseen safety issues. Problems with our clinical trials may result in a decline in our stock price, failure to raise capital when needed and would harm our business, financial condition and results of operations.

There is inherent uncertainty in administrative proceedings and litigation relating to our patents that could cause us to incur substantial costs and delays in obtaining and enforcing our patents and other proprietary rights. The ultimate result of any patent litigation could be the loss of some or all protection for the patent involved or the loss of ability to pursue business opportunities. We may also decide to oppose or challenge third party patents.

We have filed patent applications on various aspects of RNAi technology, a majority of which have not yet been approved. We cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to us or that such patents, if issued, will have scope sufficient to prevent competing products. In addition, the scope of our present or future patents may not be sufficiently broad to prevent competitive products. We have received issuance of patents covering various aspects of basic RNA and other oligonucleotide technology, and we have filed patent applications for other technology improvements and modifications that have not yet been approved.

We are involved in a re-examination proceeding involving one of our patents in the United States that relates to oligonucleotides. Additionally, we have filed documents in opposition to two RNA interference-related European patents granted to potential competitors. Also, we have filed opposition documents against an RNA interference-related Australian patent granted to a competitor.

Additionally, we cannot be certain that the patents and patent applications that we own or have licensed represent named inventors or assignees who were the first to invent or the first to file patent applications, or that those persons are proper assignees for these inventions.

The manufacture, use or sale of our products may infringe on the patent rights of others. We may not have identified all United States and foreign patents and patent applications that pose a risk of infringement. We may be forced to in-license or litigate if an intellectual property dispute arises.

If we infringe or are alleged to have infringed another party’s patent rights, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming and unpredictable. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, do not successfully defend an infringement action, or are unable to have infringed patents declared invalid, we may:

•	incur substantial monetary damages;

•	encounter significant delays in marketing our products;

•	be unable to conduct or participate in the manufacture, use or sale of products or methods of treatment requiring licenses;

•	lose patent protection for our inventions and products; or

•	find our patents are unenforceable, invalid, or have a reduced scope of protection.

In addition, we regularly enter into agreements to license technologies and patent rights. Should we fail to comply with the terms of those license agreements, including payment of any required maintenance fees or royalties, or should the licensors fail to maintain their licensed interest in the licensed patents, we could lose the rights to those technologies and patents.

We are aware of a number of issued patents and patent applications that are owned by third parties and that purport to cover chemically modified oligonucleotides as well as their manufacture and use. We have investigated the breadth and validity of these patents to determine their impact upon our programs in the field of RNAi. Based on our review of these patents and, in some instances, the advice of outside patent counsel, we believe that our technology does not infringe any valid claims of such patents and that these patents are not likely to impede the advancement of our programs. There can be no assurance, however, that third parties will not assert infringement claims against our programs with respect to these patents or otherwise, or that any such assertions will not result in costly litigation or require us to obtain a license to intellectual property rights of such parties. There can be no assurance that any such licenses would be available on terms acceptable to us, if at all. Parties making such claims may be able to obtain injunctive relief that could effectively block our ability to further develop or commercialize our products in the United States and abroad and could result in the award of substantial damages. Defense of any lawsuit or failure to obtain any such license could substantially harm us. Litigation, regardless of outcome, could result in substantial cost to and a diversion of efforts by us.

To develop, market or sell RNAi-based drugs, we may need to find partners for collaboration.

Engaging corporate partners and other third parties to help develop, manufacture and market our RNAi-based products may be a requirement of a successful business strategy. Our partnership with Lilly is focused on developing novel RNAi therapeutics in oncology. During the eighteen-month collaboration that began in January 2004, the companies will jointly investigate Sirna’s proprietary modified small interfering RNAs against Lilly’s specific oncology targets. There can be no assurances that Lilly will extend the collaboration beyond the eighteen-month period when it concludes in July 2005 or that we will be able to engage other partners.

Generally, if a partner were to terminate its funding of the development of a particular product candidate from our collaboration, we may not have the right or resources to continue development of that product candidate on our own. Similarly, if we are unable to attract partners for particular product candidates, then we may be unable to develop those candidates.

In addition, there are many aspects of our collaborations that have been and will continue to be outside of our control, including:

•	our ability to find and enter into agreements with appropriate collaborators for our RNAi-based product candidates;

•	the pace of development of our product candidates, including the achievement of performance milestones;

•	development by our collaborators of competing technologies or products;

•	exercise by our collaborators of marketing or manufacturing rights; and

•	the loss of our rights to products or the profits from our products if we are unable to fund our share of development costs.

We currently lack sales and marketing experience and may need to rely upon third parties to market our products which will result in a loss of control over the marketing process. These third parties, if engaged, may have significant control over important aspects of the commercialization of our products, including market identification, marketing methods, pricing, sales force recruitment and management and promotional activities. We may be unable to control the actions of these third parties. We may be unable to make or maintain arrangements with third parties to perform these activities on favorable terms.

Disclosure of our trade secrets could reduce our competitiveness.

Because trade secrets and other unpatented proprietary information are critical to our business, we attempt to protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants. However, these agreements can be breached and, if they are, there may not be an adequate remedy available to us. In addition, third parties may independently discover trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights.

Our success depends on attracting and retaining qualified personnel.

We are highly dependant on qualified personnel in highly specialized technological fields. We also depend on academic collaborators for each of our research and development programs. The loss of any of our key employees or academic collaborators could delay our discovery research program and the development and commercialization of our product candidates or result in termination of them in their entirety. Our future success also will depend in large part on our continued ability to attract and retain other highly qualified scientific, technical and management personnel, as well as personnel with expertise in clinical testing, governmental regulation and commercialization. We face competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations. We also rely on consultants, collaborators and advisors to assist us in formulating and conducting our research. All of our consultants, collaborators and advisors are employed by other employers or are self-employed and may have commitments to or consulting contracts with other entities that may limit their ability to contribute to our company.

Our products require materials that may not be readily available or cost effective, which may reduce our competitiveness or reduce our profitability.

The products we are developing are new chemical entities that are not yet available in commercial quantities. Raw materials necessary for the manufacture of our products may not be available in sufficient quantities or at a reasonable cost in the future. Therefore, our products may not be available at a reasonable cost in the future.

Our competitors may develop and market drugs that are more effective, safer, easier to use, or less expensive than our product candidates.

The pharmaceutical market is highly competitive. Many pharmaceutical and biotechnology companies have developed or are developing products that will compete with products we are developing. Several significant competitors are working on, or already marketing drugs, for the same indications as Sirna-027, diabetes, chronic hepatitis, Huntington’s disease, oncology and asthma. It is possible that our competitors will develop and market products that are more effective, safer, easier to use, or less expensive, than our future products, or will render our products obsolete. It is also possible that our competitors will commercialize competing products before any of our product candidates are approved and marketed. We expect that competition from pharmaceutical and biotechnology companies, universities and public and private research institutions will increase. Many of these competitors have substantially greater financial, technical, research and other resources than we do. We may not have the financial resources, technical and research expertise or marketing, distribution or support capabilities to compete successfully.

Our success may depend on third party reimbursement of patients’ costs for our products that could result in price pressure or reduced demand for our products.

Our ability to market products successfully will depend in part on the extent to which various third parties are willing to reimburse patients for the costs of our products and related treatments. These third parties include government authorities, private health insurers and other organizations, such as health maintenance organizations. Third party payors are increasingly challenging the prices charged for medical products and services. Accordingly, if less costly drugs are available, third party payors may not authorize or may limit reimbursement for our products, even if our products are safer or more effective than the alternatives. In addition, the trend toward managed healthcare and government insurance programs could result in lower prices and reduced demand for our products. Cost containment measures instituted by healthcare providers and any general healthcare reform could affect our ability to sell our products and may have a material adverse effect on us. We cannot predict the effect of future legislation or regulation concerning the healthcare industry and third party coverage and reimbursement on our business.

Our common stock has limited trading volume and a history of volatility, which could impair your investment.

You may be unable to sell securities you purchase from us at the time or price desired. The market price of our common stock has fluctuated dramatically in recent years. The trading price of our common stock may continue to fluctuate substantially due to:

•	our ability to raise additional funds

•	clinical trials of products;

•	timing or denial by the FDA of clinical trial protocols or marketing applications;

•	changes in the status of our corporate collaborative agreements;

•	research activities, technological innovations or new products by us or our competitors;

•	developments or disputes concerning patents or proprietary rights;

•	quarterly variations in our operating results;

•	changes in earnings estimates by market research analysts;

•	concentrated ownership interest of our Investors;

•	purchases or sales of our stock by our executive officers, directors or substantial holders of our common stock;

•	securities class actions or other litigation; and

•	changes in government regulations.

These fluctuations are not necessarily related to our operating performance. Additionally, future sales of our equity securities may dilute our shareholders or cause our stock price to fluctuate. As a result, the value of your shares could vary significantly from time to time. The historical trading volume of our common stock has been limited.

A small number of investors can control the company.

As of June 30, 2005, the investors in our April 2003 private placement collectively own approximately 68.9% (after giving effect to the exercise of their warrants issued in connection with the private placements and the warrant restructuring, but prior to giving effect to the exercise of any stock options) of our outstanding common stock. Three of six members of our Board of Directors are affiliated with our three largest Investors and comprise majorities of the audit committee, nominations and corporate governance committee, and compensation committee. If they were to act in concert, they could control the votes of the Board of Directors and each of these committees, although they have not indicated any present intent to do so. Also, in connection with the April 2003 private placement transaction, our stockholders agreed to amend our certificate of incorporation to permit stockholder action to be taken by written consent in addition to by means of an actual meeting. As a result, our Investors (if they acted together) are now able to take any action without the need for a stockholders’ meeting. For example, if our Investors were to act in concert, they could decide to take us private, to sell some or all of our assets, or to effect a merger without holding a stockholders’ meeting. If the Investors were to act in concert, they would have sufficient voting power to effect these types of transactions, although they have not indicated any present intent to do so.

Both our charter documents and Delaware law have anti-takeover provisions that may discourage transactions involving actual or potential changes of control at premium prices.

Our corporate documents and provisions of Delaware law applicable to us include provisions that discourage change of control transactions. For example, our charter documents authorize our board of directors to issue up to 5,000,000 shares of preferred stock without stockholder approval and to set the rights, preferences and other designations of preferred stock, including the voting rights, at its discretion.

In addition, we are subject to provisions of Delaware General Corporation Law that may make some business combinations more difficult. As a result, transactions that otherwise could involve a premium over prevailing market prices to holders of our common stock may be discouraged or may be more difficult for us to effect as compared to companies organized in other jurisdictions.

We moved our headquarters from Colorado to California, and this move could reduce employee retention and efficiency and could add to our expenses.

In April 2005, we moved our headquarters from Boulder, Colorado to San Francisco, California. For a period of at least two years and for potentially up to several years, management will be based in San Francisco while research, manufacturing, and our other operations continue to be based in Boulder. This could impair management’s ability to supervise employees and operations and could reduce employee retention, morale, or efficiency or impair our focus. While we believe that our move to the Bay area will facilitate recruiting top talent to Sirna, some of our employees who may be required to relocate  may be unwilling or unable do so, and we could lose talented personnel that are hard to replace. The cost of living in the San Francisco Bay area is substantially higher than in Boulder, Colorado, which could make retention of existing employees and recruiting of new employees more difficult.

We anticipate that the move will result initially in cost savings to Sirna because of lease restructuring and tax incentives. However, it is possible that costs of additional facilities in California will be significantly higher than we estimate. The move could potentially add significantly to our real estate, payroll and other expenses.

Risks Related to This Offering

The common stock involved in this offering will increase the supply of our common stock in the public market, which may cause our stock price to decline.

The entry into the public market of the common stock to be sold pursuant to this prospectus could adversely affect the market price of our common stock. After the registration statement of which this prospectus forms a part is declared effective, the shares of common stock to be sold pursuant to this prospectus will be eligible for resale into the public market. The presence of these additional shares of common stock in the public market may depress our stock price.

Shares eligible for sale in the future could negatively affect our stock price.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock or the perception that these sales could occur. This might also make it more difficult for us to raise funds through the issuance of securities.

As of June 30, 2005, there were an aggregate of 11,878,373 shares of common stock issuable upon exercise of outstanding stock options and warrants, including 6,236,132 shares issuable upon exercise of options outstanding under our option plans and upon exercise of the Long Term Warrants. In addition, there is an aggregate of 5,642,241 shares of common stock issuable upon the exercise of the Private Placement Warrants, which shares of common stock are being registered under the registration statement of which this prospectus constitutes a part. We may issue and/or register additional shares, options, or warrants in the future in connection with acquisitions, compensation or otherwise. We have not entered into any agreements or understanding regarding any future acquisitions and cannot ensure that we will be able to identify or complete any acquisition in the future.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of our common stock or interests therein by the selling stockholders. Of the 29,945,513 shares of common stock covered by the registration statement of which this prospectus is a part, 9,276,070 are, prior to their resale pursuant to this prospectus, issuable upon exercise of warrants. We may receive the exercise price upon cash exercise of the Long Term Warrants issued to certain of the investors in the warrant exchange, which is $2.00 per share, or approximately $5,947,648 in the aggregate, and $1.92 per share, or approximately $12,100,312 in the aggregate, upon the exercise of the Private Placement Warrants. We have agreed to bear all of the expenses incurred in connection with the registration of these shares. To the extent we receive any cash upon any exercise of the warrants, we expect to use that cash for general corporate purposes.

SELLING STOCKHOLDERS

The following table sets forth the number of shares beneficially owned by each selling stockholder and certain other information regarding such stockholders, as of immediately after the second closing of the 2005 Private Placement, which is scheduled to take place on August 24, 2005 (based upon 41,597,887 shares of common stock outstanding as of June 30, 2005). Other than as footnoted below and as described herein, none of the selling stockholders has had a material relationship with us within the past three years other than as a result of their ownership of our securities. The shares offered by this prospectus may be offered from time to time by each selling stockholder. The following table assumes that each selling stockholder will sell all of the shares being offered for their respective accounts by this prospectus. However, we are unable to determine the exact number of shares that actually will be sold. We do not know how long the selling stockholders will hold the shares of our common stock before selling them and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the shares of our common stock. The information in the table below is current only as of the date of this prospectus. If any of the selling stockholders identified below transfers some or all of such stockholder’s securities to a pledge, donee, transferee or other successor-in-interest, we may be required to file a prospectus supplement or a post-effective amendment to the registration statement of which this prospectus is a part.

In the following table, we have determined the number and percentage of shares beneficially owned in accordance with Rule 13d-3 of the Exchange Act, and this information does not necessarily indicate beneficial ownership for any other purpose. Except as otherwise indicated in the footnotes below, we believe that each of the selling stockholders named in this table has sole voting and investment power over the shares of our common stock indicated. In determining the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person, we include any shares as to which the person has sole or shared voting power or investment power, as well as any shares subject to warrants or options held by that person that are currently exercisable or exercisable within 60 days after June 30, 2005, the Long Term Warrants and the Private Placement Warrants, which are held by certain of the selling stockholders as indicated below. Pursuant to the terms of the 2005 Private Placement, the Private Placement Warrants may not be exercised prior to January 6, 2006. Applicable percentages are based on 59,104,137 shares of our common stock expected to be outstanding immediately after the second closing of the 2005 Private Placement, which is scheduled to take place on August 24, 2005 (based upon 41,597,887 shares of common stock outstanding as of June 30, 2005).

Name of Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Prior to the Offering(1)	Number of Shares of Common Stock Registered for Sale Hereby(2)	Number of Shares of Common Stock Beneficially Owned After the Offering
	Number	Number	Number	Percent

Sprout Capital IX, L.P. (3)(a)(b)	17,440,749	5,098,214	12,342,535	20.88%
Sprout IX Plan Investors, L.P. (4)(a)(b)	805,421	235,437	569,984	*
Sprout Entrepreneurs Fund, L.P. (5)(a)(b)	68,731	20,089	48,642	*
DLJ Capital Corporation (6)(a)(b)	38,225	11,173	27,052	*
James Niedel, Ph.D. (7)(a)(b)	528,926	137,562	391,364	*
Venrock Associates III, L.P. (8)(c)	7,348,898	3,173,814	4,175,084	7.06%
Venrock Associates (9)(c)	1,653,502	714,108	939,394	1.59%
Venrock Entrepreneurs Fund III, L.P. (10)(c)	183,720	79,343	104,377	*
Oxford Bioscience Partners IV L.P. (11)(a)(d)	7,144,002	3,384,772	3,759,230	6.36%
mRNA Fund II L.P. (12)(a)(d)	71,680	33,961	37,719	*
Granite Global Ventures (Q.P.) L.P. (13)	1,809,469	807,527	1,001,942	1.70%
Granite Global Ventures L.P. (14)	29,397	13,799	15,598	*
Abingworth Bioventures IV LP (15)	602,573	305,123	297,450	*
Abingworth Bioventures IV Executives LP (15)	5,165	2,615	2,550	*
The Trustees of Columbia University in the City of New York	151,976	151,976	0	*
Capital Ventures International (16)(a)	850,000	850,000	0	*
Domain Public Equity Partners L.P. (17)	1,275,000	1,275,000	0	*
R. Scott Greer (18)(e)	127,429	51,000	76,429	*
Heartland Value Fund (19)	6,190,000	5,440,000	750,000	1.27%
Iroquois Master Fund Ltd. (20)	297,500	297,500	0	*
Perry Partners International (21)	2,956,528	2,956,528	0	*
Perry Partners LP (22)	1,293,472	1,293,472	0	*
Portside Growth and Opportunity Fund (23)(a)	352,500	212,500	140,000	*
Smithfield Fiduciary LLC (24)	425,000	425,000	0	*
Steelhead Investments Ltd. (25)(a)	850,000	850,000	0	*
Tang Capital Partners, LP (26)	1,700,000	1,700,000	0	*
Wiegers & Co., LLC (27)	255,000	255,000	0	*
Wiegers Family Foundation (28)	170,000	170,000	0	*
TOTALS	54,566,530	29,945,513	24,621,017	41.66%

*	Less than one percent

(1)
“Prior to the Offering” means prior to the offering by the selling stockholders of the securities registered under this prospectus for resale and assumes full exercise of the Long Term Warrants and the Private Placement Warrants.

(2)	Assumes exercise of all warrants held by the selling stockholders.
(3)
Includes 607,861 shares of common stock underlying Long Term Warrants held by the selling stockholder. Also includes 1,042,346 shares of common stock underlying the Private Placement Warrants held by the selling stockholder. Pursuant to the terms of the Private Placement Warrant, such warrants may not be exercised prior to January 6, 2006. Additionally, the number of shares of common stock beneficially owned by the selling stockholder prior to the offering includes 1,657,803 shares of common stock underlying other warrants exercisable within 60 days of June 30, 2005, which shares have previously been registered.

(4)
Includes 28,070 shares of common stock underlying Long Term Warrants held by the selling stockholder. Also includes 48,136 shares of common stock underlying the Private Placement Warrants held by the selling stockholder. Pursuant to the terms of the Private Placement Warrant, such warrants may not be exercised prior to January 6, 2006. Additionally, the number of shares of common stock beneficially owned by the selling stockholder prior to the offering includes 76,557 shares of common stock underlying other warrants exercisable within 60 days of June 30, 2005, which shares have previously been registered.

(5)
Includes 2,394 shares of common stock underlying Long Term Warrants and 6,533 shares of common stock underlying other warrants held by the selling stockholder. Also includes 4,107 shares of common stock underlying the Private Placement Warrants held by the selling stockholder. Pursuant to the terms of the Private Placement Warrant, such warrants may not be exercised prior to January 6, 2006. Additionally, the number of shares of common stock beneficially owned by the selling stockholder prior to the offering includes 6,533 shares of common stock underlying other warrants exercisable within 60 days of June 30, 2005, which shares have previously been registered.

(6)
Includes 1,332 shares of common stock underlying Long Term Warrants held by the selling stockholder. Also includes 2,284 shares of common stock underlying the Private Placement Warrants held by the selling stockholder. Pursuant to the terms of the Private Placement Warrant, such warrants may not be exercised prior to January 6, 2006. Additionally, the number of shares of common stock beneficially owned by the selling stockholder prior to the offering includes 3,633 shares of common stock underlying other warrants exercisable within 60 days of June 30, 2005, which shares have previously been registered.

(7)
Includes 16,401 shares of common stock underlying Long Term Warrants held by the selling stockholder. Also includes 28,125 shares of common stock underlying the Private Placement Warrants held by the selling stockholder. Pursuant to the terms of the Private Placement Warrant, such warrants may not be exercised prior to January 6, 2006. Additionally, the number of shares of common stock beneficially owned by the selling stockholder prior to the offering includes 44,731 shares of common stock underlying other warrants exercisable within 60 days of June 30, 2005, which shares have previously been registered. Also includes 58,333 shares of common stock issuable upon the exercise of options issued under Sirna's 2001 Stock Option Plan, which options are exercisable within 60 days of June 30, 2005.

(8)
Includes 950,093 shares of common stock underlying Long Term Warrants held by the selling stockholder. Also includes 360,000 shares of common stock underlying the Private Placement Warrants held by the selling stockholder. Pursuant to the terms of the Private Placement Warrant, such warrants may not be exercised prior to January 6, 2006.

(9)
Includes 213,771 shares of common stock underlying Long Term Warrants held by the selling stockholder. Also includes 81,000 shares of common stock underlying the Private Placement Warrants held by the selling stockholder. Pursuant to the terms of the Private Placement Warrant, such warrants may not be exercised prior to January 6, 2006.

(10)
Includes 23,752 shares of common stock underlying Long Term Warrants held by the selling stockholder. Also includes 8,999 shares of common stock underlying the Private Placement Warrants held by the selling stockholder. Pursuant to the terms of the Private Placement Warrant, such warrants may not be exercised prior to January 6, 2006.

(11)
Includes 891,346 shares of common stock underlying Long Term Warrants held by the selling stockholder. Also includes 445,529 shares of common stock underlying the Private Placement Warrants held by the selling stockholder. Pursuant to the terms of the Private Placement Warrant, such warrants may not be exercised prior to January 6, 2006.

(12)
Includes 8,943 shares of common stock underlying Long Term Warrants held by the selling stockholder. Also includes 4,470 shares of common stock underlying the Private Placement Warrants held by the selling stockholder. Pursuant to the terms of the Private Placement Warrant, such warrants may not be exercised prior to January 6, 2006.

(13)
Includes 225,999 shares of common stock underlying Long Term Warrants held by the selling stockholder. Also includes 99,549 shares of common stock underlying the Private Placement Warrants held by the selling stockholder. Pursuant to the terms of the Private Placement Warrant, such warrants may not be exercised prior to January 6, 2006. The registrant has been advised that Granite Global Ventures, L.L.C. is the Managing Partner of Granite Global Ventures (Q.P.) L.P. The registrant has been further advised that each of Scott Bonham, Hany Nada and Joel Kellman, as Managing Directors of Granite Global Ventures, L.L.C. , hold voting and dispositive power over the shares held by the selling stockholder.

(14)
Includes 3,862 shares of common stock underlying Long Term Warrants held by the selling stockholder. Also includes 1,701 shares of common stock underlying the Private Placement Warrants held by the selling stockholder. Pursuant to the terms of the Private Placement Warrant, such warrants may not be exercised prior to January 6, 2006. The registrant has been advised that Granite Global Ventures, L.L.C. is the Managing Partner of Granite Global Ventures L.P. The registrant has been further advised that each of Scott Bonham, Hany Nada and Joel Kellman, as Managing Directors of Granite Global Ventures, L.L.C., hold voting and dispositive power over the shares held by the selling stockholder.

(15)
The registrant has been advised that Abingworth Management Ltd. is Investment Manager of Abingworth Bioventures IV LP and Abingworth Bioventures IV Executives LP and, as such, holds voting and dispositive power over the shares held by these selling stockholders.

(16)
Includes 222,222 shares of common stock underlying Private Placement Warrants held by the selling stockholder. Pursuant to the terms of the Private Placement Warrant, such warrants may not be exercised prior to January 6, 2006. The registrant has been advised that Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares and that Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any beneficial ownership of the shares.

(17)
Includes 337,500 shares of common stock underlying Private Placement Warrants held by the selling stockholder. Pursuant to the terms of the Private Placement Warrant, such warrants may not be exercised prior to January 6, 2006. The registrant has been advised that Domain Public Equity Associates, LLC, as general partner of Domain Public Equity Partners, L.P., holds voting and dispositive power with respect to the shares held by the selling stockholder.

(18)
Includes 13,500 shares of common stock underlying Private Placement Warrants held by the selling stockholder. Pursuant to the terms of the Private Placement Warrant, such warrants may not be exercised prior to January 6, 2006. Also includes 58,333 shares of common stock issuable upon the exercise of options issued under Sirna's 2001 Stock Option Plan, which options are exercisable within 60 days of June 30, 2005.

(19)
Includes 1,440,000 shares of common stock underlying Private Placement Warrants held by the selling stockholder. Pursuant to the terms of the Private Placement Warrant, such warrants may not be exercised prior to January 6, 2006.

(20)
Includes 78,750 shares of common stock underlying Private Placement Warrants held by the selling stockholder. Pursuant to the terms of the Private Placement Warrant, such warrants may not be exercised prior to January 6, 2006. The registrant has been advised that Joshua Silverman has voting and discretionary power over the shares held by Iroquois Master Fund Ltd. Mr. Silverman disclaims beneficial ownership of these shares.

(21)
Includes 782,610 shares of common stock underlying Private Placement Warrants held by the selling stockholder. Pursuant to the terms of the Private Placement Warrant, such warrants may not be exercised prior to January 6, 2006. The registrant has been advised that Perry Corp., as investment advisor to Perry Partners International, holds voting and dispositive power over the shares held by the selling stockholder.

(22)
Includes 342,390 shares of common stock underlying Private Placement Warrants held by the selling stockholder. Pursuant to the terms of the Private Placement Warrant, such warrants may not be exercised prior to January 6, 2006. The registrant has been advised that Perry Corp., as investment advisor to Perry Partners LP, holds voting and dispositive power over the shares held by the selling stockholder.

(23)
Includes 56,250 shares of common stock underlying Private Placement Warrants held by the selling stockholder. Pursuant to the terms of the Private Placement Warrant, such warrants may not be exercised prior to January 6, 2006. The registrant has been advised that Ramius Capital Group, LLC (“Ramius Capital”) is the investment adviser of Portside Growth and Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside. The registrant has been further advised that Ramius Capital disclaims beneficial ownership of the shares held by Portside. The registrant has been further advised that Peter A. Cohen, Morgan B. Stark, Tomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., LLC, the sole managing member of Ramius Capital and that, as a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

(24)
Includes 112,500 shares of common stock underlying Private Placement Warrants held by the selling stockholder. Pursuant to the terms of the Private Placement Warrant, such warrants may not be exercised prior to January 6, 2006. The registrant has been advised that Highbridge Capital Management, LLC (“Highbridge”) is the trading manager of Smithfield Fiduciary LLC (“Smithfield”) and consequently has voting control and investment discretion over securities held by Smithfield. The registrant has been further advised that Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield.

(25)
Includes 225,000 shares of common stock underlying Private Placement Warrants held by the selling stockholder. Pursuant to the terms of the Private Placement Warrant, such warrants may not be exercised prior to January 6, 2006. The registrant has been advised that HBK Investments L.P. may be deemed to have sole voting and sole dispositive power over the securities held by Steelhead Investments Ltd. pursuant to an Investment Management Agreement between HBK Investments L.P. and Steelhead Investments Ltd. Additionally, the registrant has been advised that the following individuals may be deemed to have control over HBK Investments L.P.: Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, David C. Haley and Jamiel A. Akhtar.

(26)
Includes 450,000 shares of common stock underlying Private Placement Warrants held by the selling stockholder. Pursuant to the terms of the Private Placement Warrant, such warrants may not be exercised prior to January 6, 2006. The registrant has been advised that Kevin C. Tang, as Managing Member of Tang Capital Partners, LP, holds voting and dispositive power over the shares held by the selling stockholder.

(27)
Includes 67,500 shares of common stock underlying Private Placement Warrants held by the selling stockholder. Pursuant to the terms of the Private Placement Warrant, such warrants may not be exercised prior to January 6, 2006. The registrant has been advised that E. Alexander Wiegers and George A. Wiegers, as Managing Partners, and B. Deane Kreitler, as Portfolio Manager, of Wiegers & Co., LLC have voting and discretionary power over the shares held by the selling stockholder. Each of these individuals disclaims beneficial ownership of these shares except to the extent of their pecuniary interest therein.

(28)
Includes 45,000 shares of common stock underlying the Private Placement Warrants held by the selling stockholder. Pursuant to the terms of the Private Placement Warrant, such warrants may not be exercised prior to January 6, 2006. The registrant has been advised that E. Alexander Wiegers and George A. Wiegers, as Managing Partners, and B. Deane Kreitler, as Portfolio Manager, of Wiegers Family Foundation have voting and discretionary power over the shares held by the selling stockholder. Each of these individuals disclaims beneficial ownership of these shares except to the extent of their pecuniary interest therein.

(a)
The registrant has been advised that the selling stockholder is an affiliate of an NASD-registered broker-dealer. The registrant has been further informed that the selling stockholder purchased the shares of our common stock and warrants exercisable for the purchase of our common stock for investment purposes only, and at the time of such purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the shares of our common stock or the shares of common stock issuable upon exercise of the warrants.

(b)
Sprout Capital IX, L.P. (“Sprout IX”), Sprout Entrepreneurs Fund, L.P. (“Sprout Entrepreneurs”), and Sprout IX Plan Investors, L.P. (“Plan Investors”) are Delaware limited partnerships. The registrant has been advised that DLJ Capital Corporation (“DLJCC”), a Delaware corporation and a wholly-owned subsidiary of Credit Suisse First Boston (USA), Inc., is the general partner of Sprout Entrepreneurs and the managing general partner of Sprout IX and has voting and dispositive power with respect to the shares of common stock held by Sprout IX, Sprout Entrepreneurs and Plan Investors as well as shares held of record for its own account. Dr. James Niedel, one of our directors, is a Venture Partner, or consultant to, each of the identified partnerships. Except for shares he holds directly, Dr. Niedel expressly disclaims beneficial ownership of the shares held by Sprout except to the extent of his pecuniary interest therein.

(c)
The registrant has been advised that Venrock Associates III, L.P., Venrock Associates and Venrock Entrepreneurs Fund III, L.P. share voting and dispositive power with respect to these shares of common stock. Dr. Bryan Roberts, one of our directors, is a General Partner of Venrock Associates and a Member of Venrock Management III LLC and VEF Management III LLC, which are the General Partners of Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., respectively. He expressly disclaims beneficial ownership of the shares held by Venrock except to the extent of his pecuniary interest therein.

(d)
The registrant has been advised that OBP Management IV L.P. (“OBP IV”) is the sole general partner of Oxford Bioscience Partners IV L.P. and mRNA Fund II L.P. The registrant has been further advised that Jeffrey T. Barnes, Mark P. Carthy, Jonathan J. Fleming, Michael E. Lytton and Alan G. Walton are the general partners of OBP IV and hold voting and dispositive power with respect to the shares of common stock held of record by the selling stockholder. Dr. Douglas Fambrough, one of our directors, is a Principal of Oxford Bioscience Partners and expressly disclaims beneficial ownership of the shares held by Oxford Bioscience Partners IV L.P. and mRNA Fund II L.P. except to the extent of his pecuniary interest therein.

(e)	R. Scott Greer is one of our directors.

PLAN OF DISTRIBUTION

The shares of our common stock covered by the registration statement, of which this prospectus is a part, are being offered on behalf of the selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest disposing of shares of our common stock or interests therein received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer. We will not receive any proceeds from the sale of shares of our common stock covered by the registration statement, of which this prospectus is a part, or interests therein. We may receive the exercise price upon exercise of the Long Term Warrants issued to certain of the investors in the warrant exchange, which is $2.00 per share, or approximately $5,947,648 in the aggregate, and $1.92 per share, or approximately $12,100,312 in the aggregate, upon exercise of the warrants issued to certain of the investors in the private placement. The shares of our common stock or interests therein may be sold from time to time by the selling stockholders directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or who may acquire shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The shares of our common stock may be sold by one or more of, or a combination of, the following methods, to the extent permitted by applicable law:

•
a block trade in which the selling stockholder’s broker or dealer will attempt to sell the shares as agent, but may position and resell all or a portion of the block as a principal to facilitate the transaction;

•	a broker or dealer may purchase the common stock as a principal and then resell the common stock for its own account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions;

•	by pledge to secure debts or other obligations;

•	put or call transactions;

•	to cover hedging transactions;

•	underwritten offerings; or

•	any other legally available means.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, the supplement will disclose:

•	the name of the selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into options or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon default, the broker-dealer may sell the pledged shares pursuant to this prospectus.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholder. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principal, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933 (the “Securities Act”) in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or concessions under the Securities Act.

The selling stockholders and any broker-dealers, agents or underwriters that participate with the selling stockholders in the distribution of the issued and outstanding shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any commissions received by these broker-dealers, agents or underwriters and any profits realized by the selling stockholders on the resales of the securities may be deemed to be underwriting commissions or discounts under the Securities Act. If the selling stockholders are deemed to be underwriters, the selling stockholders may be subject to certain statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934. In addition, because the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders may be subject to the prospectus delivery requirements of the Securities Act.

Any shares covered by the registration statement, of which this prospectus is a part, that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We will bear all costs, expenses and fees in connection with the registration of the shares, including registration and filing fees, printing and duplication expenses, administrative expenses, legal fees and accounting fees. If the shares are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts, underwriting commissions and agent commissions. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the selling stockholders against specified liabilities, including specified liabilities under the Securities Act, and such selling stockholders agreed to indemnify us against certain liabilities, including liabilities under the Securities Act. The selling stockholders may sell all, some or none of the shares offered by this prospectus or interests therein.

LEGAL MATTERS

The validity of the common stock offered pursuant to this prospectus will be passed upon for us by O’Melveny & Myers LLP, Menlo Park, California.

EXPERTS

The financial statements of Sirna Therapeutics, Inc., incorporated by reference in our Annual Report (Form 10-K) for the year ended December 31, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

FORWARD-LOOKING STATEMENTS

Statements in this prospectus, together with all other information included or incorporated by reference into this prospectus, contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties. These uncertainties include, but are not limited to, the following: general economic and business conditions; ability to obtain adequate financing in the future; ability to obtain and enforce patents; ability to obtain rights to technology; ability to develop, manufacture and commercialize products; ability to obtain and retain collaborators; changes in, or failure to comply with, governmental regulations; results of clinical studies; results of research and development activities; technological advances; competition; availability of qualified personnel; business abilities and judgment of personnel; and the like, are set forth in the section titled “Risk Factors” herein. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized. Forward-looking statements can be identified by, among other things, the use of forward-looking terminology such as “believes,”“expects,”“may,”“will,”“should,”“seeks,”“pro forma,”“anticipates,” or “intends,” or the negative of any thereof, or other variations thereon or comparable terminology, or by discussions of strategy or intentions. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligations to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we filed with the SEC and does not contain all the information set forth in the registration statement. Whenever a reference is made in this prospectus to any of our contracts, agreements or other documents, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement or the exhibits to the reports or other documents incorporated by reference in this prospectus for a copy of such contract, agreement or other document.

Because we are subject to the information and reporting requirements of the Securities Exchange Act of 1934, we file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference rooms in Washington, D.C. and Chicago, Illinois. Please call the SEC at 1-800-732-0330 for further information on the public reference rooms.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Our periodic reports are filed with the SEC under SEC File Number 000-27914. We hereby incorporate by reference the following:

(1)    our Annual Report filed on Form 10-K for the fiscal year ended December 31, 2004 filed with the SEC on March 31, 2005, as amended by Amendment No. 1 to Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004 filed with the SEC on May 2, 2005;

(2)    the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on March 5, 1996 (and any amendments thereto);

(3)    our Quarterly Report filed on Form 10-Q for the quarterly period ended March 31, 2005 filed with the SEC on May 16, 2005;

(4)    our Current Reports on Form 8-K, filed with the SEC on January 6, 2005, February 7, 2005, March 7, 2005, March 22, 2005, and March 31, 2005 (solely with respect to Item 5.02 therein), July 7, 2005 and July 11, 2005; and

(5)    any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed.

Unless specifically stated to the contrary, none of the information that we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus. All information incorporated by reference is part of this registration statement, unless and until that information is updated and superseded by the information contained in this registration statement or any information later incorporated. All filings filed by us pursuant to the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement shall be deemed to be incorporated by reference into the prospectus.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of any and all of the documents that have been incorporated by reference in this prospectus, other than the exhibits to such documents unless the exhibits are specifically incorporated by reference but not delivered with this prospectus. Requests should be directed to Investor Relations, Sirna Therapeutics, Inc., 185 Berry Street, Suite 6504, San Francisco, California 94107; (415) 512-7624.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses payable by the registrant in connection with the sale of common stock being registered. The selling stockholders will not pay any portion of these expenses. All amounts are estimates except the Securities and Exchange Commission registration fee.

SEC Registration Fee	$9,411
Legal Fees and Expenses	$40,000
Accounting Fees and Expenses	$10,000
Miscellaneous Expenses	$5,589
Total	$65,000

Item 15.  Indemnification of Directors and Officers.

Article VI of our Bylaws provides for indemnification of our directors to the fullest extent permitted by law, as now in effect or later amended. In addition, the Bylaws provide for indemnification against expenses incurred by a director, officer or other person entitled to indemnification to be paid by us from time to time in advance of the final disposition of such action, suit or proceeding and if required by the Delaware General Corporation Law upon receipt of an undertaking by or on behalf of the director, officer or other person to repay such amount if it shall be ultimately determined that he is not entitled to be indemnified by us. The Bylaws further provide for a contractual cause of action on the part of our directors for indemnification claims that have not been paid by us.

Article VI of our Amended and Restated Certificate of Incorporation, as amended, limits under certain circumstances the liability of our directors for a breach of their fiduciary duty as directors. These provisions do not eliminate the liability of a director (1) for a breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the Delaware General Corporation Law (“DGCL”) (relating to the declaration of dividends and purchase or redemption of shares in violation of the DGCL) or (4) for any transaction from which the director derived an improper personal benefit.

Section 145 of the DGCL contains provisions regarding indemnification, among others, of officers and directors. Section 145 of the DGCL provides in relevant part:

(a)    A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b)    A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c)    To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d)    Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination,

(1)    by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or

(2)    by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or

(3)    if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or

(4)    by the stockholders.

Delaware law also permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer against any liability asserted against him and incurred by him in such capacity or arising out of his status as such, whether or not the corporation has the power to indemnify him against that liability under Section 145 of the DGCL.

We also have provided liability insurance for each director and officer for losses arising from claims or charges made against them while acting in their capacities as our directors or officers.

The above discussion of our corporate documents is not intended to be exhaustive and is respectively qualified in its entirety by our corporate documents.

Item 16.  Exhibits and Financial Statement Schedules.

The exhibits listed in the Exhibit Index are filed herewith or incorporated by reference herein:

(a)  Exhibits

NUMBER	DESCRIPTION
4.1	Specimen Stock Certificate (1)
4.2	Registration Rights Agreement dated January 7, 2000 between Ribozyme Pharmaceuticals and Elan International Services, Ltd. (2)
4.3	Registration Rights Agreement dated January 7, 2000 among Ribozyme Pharmaceuticals, Elan International Services, Ltd. and Medizyme Pharmaceuticals Ltd. (2)
4.4	Rights Agreement, dated November 22, 2000, between the registrant and American Stock Transfer & Trust Company (3)
4.5	Amendment, dated February 11, 2003, to Rights Agreement, dated November 22, 2000, between the registrant and American Stock Transfer & Trust Company (4)
4.6	Common Stock and Warrant Purchase Agreement dated as of February 11, 2003 by and among Ribozyme Pharmaceuticals, Inc. and the Investors named therein (4)
4.7	Form of Purchase Agreement dated as of April 30, 2004 by and among Sirna Therapeutics, Inc. and the Purchasers as defined therein (5)
4.8	Form of First Replacement Warrant (6)
4.9	Form of Five Year Replacement Warrant (6)
4.10	Form of Securities Purchase Agreement dated July 5, 2005 by and between Sirna Therapeutics, Inc. and certain investors (7)
4.11	Form of Warrant to purchase Common Stock of Sirna Therapeutics, Inc. (7)
5.1	Opinion of O’Melveny & Myers LLP (8)
10.1	Warrant Exchange Agreement, by and among Sirna Therapeutics, Inc. and certain Warrantholders of Sirna Therapeutics, Inc. dated as of December 30, 2004 (6)
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm (8)
23.2	Consent of O’Melveny & Myers LLP. Reference is made to Exhibit 5.1.
24.1	Power of Attorney. Reference is made to page II-5.

(1)	Documents incorporated by reference herein to certain exhibits to the registrant’s Form SB-2 Registration Statement, File No. 333-1908-D.
(2)	Documents incorporated by reference herein to certain exhibits to the registrant’s Form 8-K filed on February 8, 2000.
(3)	Documents incorporated by reference herein to certain exhibits to the registrant’s Form 8-K filed on December 5, 2000.
(4)	Documents incorporated by reference herein to certain exhibits to the registrant’s Form 8-K filed on February 14, 2003.
(5)	Documents incorporated by reference herein to certain exhibits to the registrant’s Form 8-K filed on May 3, 2004.
(6)	Documents incorporated by reference herein to certain exhibits to the registrant’s Form 8-K filed on January 6, 2005.
(7)	Documents incorporated by reference herein to certain exhibits to the registrant’s Form 8-K filed on July 11, 2005.
(8)	Filed herewith.

Item 17.  Undertakings.

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)    to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in this form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee Table” in the effective registration statement; and

(iii)    to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Commission by the registrant under Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Francisco, State of California, on this 26th day of July, 2005.

SIRNA THERAPEUTICS, INC.

By:	/s/ Howard W. Robin

Howard W. Robin President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Howard W. Robin and Patti Ketchner, as such person’s true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this prospectus, and to file same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title

/s/ Howard W. Robin Howard W. Robin	President and Chief Executive Officer (Principal Executive Officer), Director	July 27, 2005

/s/ Patti Ketchner Patti Ketchner	Vice President and Corporate Controller (Acting Principal Financial and Accounting Officer)	July 27, 2005

/s/ James Niedel James Niedel	Chairman of the Board of Directors	July 27, 2005

/s/ Bryan Roberts Bryan Roberts	Director	July 27, 2005

/s/ Jeremy L. Curnock Cook Jeremy L. Curnock Cook	Director	July 27, 2005

/s/ Douglas Fambrough Douglas Fambrough	Director	July 27, 2005

/s/ R. Scott Greer R. Scott Greer	Director	July 27, 2005

INDEX TO EXHIBITS

NUMBER	DESCRIPTION
4.1	Specimen Stock Certificate (1)
4.2	Registration Rights Agreement dated January 7, 2000 between Ribozyme Pharmaceuticals and Elan International Services, Ltd. (2)
4.3	Registration Rights Agreement dated January 7, 2000 among Ribozyme Pharmaceuticals, Elan International Services, Ltd. and Medizyme Pharmaceuticals Ltd. (2)
4.4	Rights Agreement, dated November 22, 2000, between the registrant and American Stock Transfer & Trust Company (3)
4.5	Amendment, dated February 11, 2003, to Rights Agreement, dated November 22, 2000, between the registrant and American Stock Transfer & Trust Company (4)
4.6	Common Stock and Warrant Purchase Agreement dated as of February 11, 2003 by and among Ribozyme Pharmaceuticals, Inc. and the Investors named therein (4)
4.7	Form of Purchase Agreement dated as of April 30, 2004 by and among Sirna Therapeutics, Inc. and the Purchasers as defined therein (5)
4.8	Form of First Replacement Warrant (6)
4.9	Form of Five Year Replacement Warrant (6)
4.10	Form of Securities Purchase Agreement dated July 5, 2005 by and between Sirna Therapeutics, Inc. and certain investors (7)
4.11	Form of Warrant to purchase Common Stock of Sirna Therapeutics, Inc. (7)
5.1	Opinion of O’Melveny & Myers LLP (8)
10.1	Warrant Exchange Agreement, by and among Sirna Therapeutics, Inc. and certain Warrantholders of Sirna Therapeutics, Inc. dated as of December 30, 2004 (6)
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm (8)
23.2	Consent of O’Melveny & Myers LLP. Reference is made to Exhibit 5.1.
24.1	Power of Attorney. Reference is made to page II-5.

(1)	Documents incorporated by reference herein to certain exhibits to the registrant’s Form SB-2 Registration Statement, File No. 333-1908-D.
(2)	Documents incorporated by reference herein to certain exhibits to the registrant’s Form 8-K filed on February 8, 2000.
(3)	Documents incorporated by reference herein to certain exhibits to the registrant’s Form 8-K filed on December 5, 2000.
(4)	Documents incorporated by reference herein to certain exhibits to the registrant’s Form 8-K filed on February 14, 2003.
(5)	Documents incorporated by reference herein to certain exhibits to the registrant’s Form 8-K filed on May 3, 2004.
(6)	Documents incorporated by reference herein to certain exhibits to the registrant’s Form 8-K filed on January 6, 2005.
(7)	Documents incorporated by reference herein to certain exhibits to the registrant’s Form 8-K filed on July 11, 2005.
(8)	Filed herewith.